Exhibit 11

LEGALITY OF SECURITIES OPINION

February 17, 2023

Board of Trustees

Vanguard STAR Funds

Post Office Box 2600

Mailstop V26

Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard STAR Funds, a Delaware statutory trust (the "Trust"), in connection with that certain Agreement and Plan of Reorganization (the "Agreement") by and between the Trust, on behalf of its series, Vanguard LifeStrategy Moderate Growth Fund (the "LifeStrategy Moderate Growth Fund") and Vanguard Valley Forge Funds (the "Valley Forge Trust"), on behalf of its series, Vanguard Managed Allocation Fund (the "Managed Allocation Fund"), which provides for the reorganization of the Managed Allocation Fund with and into the LifeStrategy Moderate Growth Fund (the "Reorganization"). While acting in this capacity, I have acquired a general familiarity with the Trust's business operations, practices, and procedures.

Pursuant to the Agreement, the Reorganization will consist of (i) the transfer of substantially all of the assets of the Managed Allocation Fund to the LifeStrategy Moderate Growth Fund, in exchange solely for shares of beneficial interest of the LifeStrategy Moderate Growth Fund (the "LifeStrategy Moderate Growth Fund Shares"); (ii) the assumption by the LifeStrategy Moderate Growth Fund of the liabilities of the Managed Allocation Fund; and (iii) the distribution of the LifeStrategy Moderate Growth Fund Shares to the shareholders of the Managed Allocation Fund in complete liquidation of the Managed Allocation Fund as provided herein, all upon the terms and conditions hereinafter set forth in the Agreement. The aggregate net asset value of the LifeStrategy Moderate Growth Fund Shares to be so credited to the Managed Allocation Fund's shareholders shall be equal to the aggregate net asset value of all the Managed Allocation Fund Shares owned by such shareholders as of immediately after the close of business on the closing date (and after the declaration and payment of any dividends).

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust and the Valley Forge Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the LifeStrategy Moderate Growth Fund Shares to be issued to shareholders of the Managed Allocation Fund pursuant to the Agreement, as described above, will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Reorganization occurs.

Based on the foregoing, I am of the opinion that the LifeStrategy Moderate Growth Fund Shares are duly authorized and, when issued by the Trust to the Managed Allocation Fund and subsequently distributed to the shareholders of the Managed Allocation Fund in accordance with the terms and conditions of the Agreement, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement relating to the Reorganization.

Very truly yours,

/s/ John E. Schadl

John E. Schadl

Principal

Office of General Counsel